Filing pursuant to Registration

Statement number  333-100512

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b) (2)

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

A U.S. National Banking Association	41-1592157
(Jurisdiction of incorporation or	(I.R.S. Employer
organization if not a U.S. national	Identification No.)
bank)

Sixth Street and Marquette Avenue
Minneapolis, Minnesota	55479
(Address of principal executive offices)	(Zip code)

Stanley S. Stroup, General Counsel

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION

Sixth Street and Marquette Avenue

Minneapolis, Minnesota  55479

(612) 667-1234

(Name,address and telephone number of Agent for Service)

Household Automotive Trust 2003-2

(Exact name of obligor as specified in its charter)

Delaware	Applied For
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Household Auto Receivables Corporation
C/O Household Finance Corporation
2700 Sanders Road
Prospect Heights, Illinois	60070
(Address of principal executive offices)	(Zip code)

Household Automotive Trust 2003-2

(Title of the indenture securities)

Item 1.    General Information.  Furnish the following information as to the trustee:

(a)                                  Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Treasury Department

Washington, D.C.

Federal Deposit Insurance Corporation

Washington, D.C.

The Board of Governors of the Federal Reserve System

Washington, D.C.

(b)                                 Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.             Affiliations with Obligor.  If the obligor is an affiliate of the trustee, describe each such affiliation.

                                                                None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1, pursuant to General Instruction B, because the obligor is not in default as provided under Item 13.

Item 15.  Foreign Trustee.    Not applicable.

Item 16.  List of Exhibits.    List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.	a.	A copy of the Articles of Association of the trustee now in effect.*

Exhibit 2.	a.	A copy of the certificate of authority of the trustee to commence business issued June 28, 1872, by the Comptroller of the Currency to The Northwestern National Bank of Minneapolis.*

b.

A copy of the certificate of the Comptroller of the Currency dated January 2, 1934, approving the consolidation of The Northwestern National Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*

c.

A copy of the certificate of the Acting Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

d.

A copy of the letter dated May 12, 1983 from the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.*

e.

A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with  various other banks under the title of “Norwest Bank Minnesota, National Association.”*

Exhibit 3.	A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*

Exhibit 4.	Copy of By-laws of the trustee as now in effect.*

Exhibit 5.	Not applicable.

Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.

Exhibit 7.	The consolidated Reports of Condition and Income of the trustee.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

*                                         Incorporated by reference to the corresponding numbered exibits to the form T-1 filed as Exhibit 25 to registration statement number 33-66026.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 17th day of November, 2003.

WELLS FARGO BANK MINNESOTA,
NATIONAL ASSOCIATION

/s/ Joe Nardi
Joe Nardi
Vice President